Exhibit 99.1

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

ARIS MINING ANNOUNCES REVISIONS TO EQUITY COMPENSATION PLAN
AHEAD OF ANNUAL GENERAL MEETING

Vancouver, Canada, April 16, 2026 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE: ARIS) announced today that, based on further review of its proposed equity compensation plans, it has decided to revise those plans ahead of the Company’s upcoming annual general meeting of shareholders to be held on May 7, 2026 (the AGM). The Company determined that the initially proposed share reserves were greater than required and has reduced the proposed share reserve caps for each of the security-based equity compensation plans. For context, the Company’s 2026 long-term incentive awards granted in January 2026, including stock options, restricted share units and performance share units, represented approximately 0.35% of the Company’s issued shares, underscoring that the initially proposed reserves were higher than necessary.

Under the revised approach, the Board of Aris Mining has approved the following changes:

●	the amended and restated stock option plan (Stock Option Plan) has been updated to reduce its rolling reserve for stock options from 10% (as previously described in the Management Information Circular dated March 24, 2026 (the Circular) to 3% and to clarify the amendment provisions of the plan; and

●	the amended and restated performance share unit plan (PSU Plan) and the amended and restated restricted share unit plan (RSU Plan) have been updated to reduce their combined rolling reserve from 5% to 3%.

As a result of these amendments, the total number of common shares that may be issued under the Company’s equity compensation plans, when aggregated, has been reduced from 10% to 6% of the outstanding shares from time to time.

The updated versions of the Stock Option Plan, PSU Plan and RSU Plan are available on SEDAR+ and in the Company’s filings with the U.S. Securities and Exchange Commission. These versions replace the corresponding plans included in the Circular (Schedules E, D, and C, respectively). Shareholders will be asked to approve the updated plans at the AGM (or any adjournment or postponement thereof). All references in the Stock Option Plan Resolution, PSU Plan Resolution and RSU Resolution to the Stock Option Plan, PSU Plan and RSU Plan in the Circular (as each of those terms are defined in the Circular), respectively, will be to the amended and restated versions of those plans filed on SEDAR+ and with the U.S. Securities and Exchange Commission on April 16, 2026.

The Company’s Board of Directors recommends Shareholders vote FOR each of the Stock Option Plan Resolution, PSU Plan Resolution and RSU Plan Resolution. Unless you give other instructions, the management proxyholders intend to vote FOR the Stock Option Plan Resolution, PSU Plan Resolution and RSU Plan Resolution.

The Toronto Stock Exchange has conditionally approved each of the updated Stock Option Plan, PSU Plan and RSU Plan.

About Aris Mining

Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ARIS.

The Company is advancing expansion projects at Segovia and Marmato that are expected to increase annual gold production to approximately 500,000 ounces, driven by the ramp-up at Segovia following the installation of the second mill, which was completed in June 2025, and construction of the new Marmato bulk mine and CIP plant, with first gold expected in Q4 2026.

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production1. Key projects include the high-grade Soto Norte gold project in Colombia, where environmental studies are being finalized for submission in Q2 2026 to initiate the licensing process, and the Toroparu gold project in Guyana, where a Prefeasibility Study is in progress and a construction decision is expected in early 2027.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel	Lillian Chow
Senior Vice President, Capital Markets	Director, Investor Relations & Communications
+1.917.847.0063	info@aris-mining.com

Cautionary Language

Qualified Person

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this news release.

Forward-Looking Information

This news release contains “forward-looking information” or forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the amendment and restatement of the Company’s Option Plan, RSU Plan and PSU Plan, including any proposed shareholder approval thereof or grant of securities thereunder, and the Company’s long term incentive program, timing for completion and first gold pour at the Marmato Bulk Mining Zone, the expected benefit from the Segovia expansion, the timeline for environmental studies for the Soto Norte Project, the timeline for a Prefeasibility Study and construction decision for the Toroparu Project, the objective of reaching 1 million ounces of production, are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled “Risk Factors” in Aris Mining’s annual information form dated March 11, 2026 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

1 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment and is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. Such production also remains subject to obtaining all necessary permits for both Soto Norte and Toroparu.

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.